UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ________________________

FORM 6-K

  ________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Item 5. Other Events

On or about October 29, 2025, Euro Tech Holdings Company Limited caused to be sent to its shareholders of record as of October 23, 2025 a Notice of its Annual Meeting of Shareholders to be held on November 26, 2025 (“Meeting”) in Hong Kong, as well as the Proxy Statement and Proxy Card with regard to the Meeting.

Item 7. Financial Statements and Exhibits

Exhibit 99.1	Notice of Annual Meeting of Shareholders, Proxy Statement and Proxy Card.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

October 29, 2025	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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